UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                       Commission File Number ___________

                                  ------------

                                  (Check One):

     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                         For Period Ended: June 30, 2000
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                                [  ] Transition Report on Form 10-K
                                [  ] Transition Report on Form 20-F
                                [  ] Transition Report on Form 11-K
                                [  ] Transition Report on Form 10-Q
                                [  ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

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  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
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                        PART I -- REGISTRANT INFORMATION

TravelnStore, Inc.
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Full Name of Registrant


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Former Name if Applicable

1100 Paseo Camarillo

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Address of Principal Executive Office (Street and Number)

Camarillo, California 93012
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City, State and Zip Code


                       PART II -- RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]      (a)      The reasons  described in  reasonable  detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The  subject  annual  report,   semi-annual   report,
                           transition report on Form 10-K, 20-F, 11-K, N-SAR, or
                           portion  thereof  will be filed on or before the 15th
                           calendar day  following the  prescribed  due date; or
                           the subject  quarterly report or transition report on
                           Form  10-Q,  or portion  thereof  will be filed on or
                           before  the  fifth   calendar   day   following   the
                           prescribed due date; and

         [  ]     (c)      The accountant's  statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         On June 30, 2000, the Company's Registration Statement on Form SB-2 was declared effective by the Securities and Exchange Commission. The offering covered by the Registration Statement is a minimum $3,000,000/maximum $14,250,000 offering which will continue for a period of only 90 days. Immediately after the Registration Statement was declared effective, the Company was required to file a Post-Effective Amendment to reflect the termination of the employment of Graeme Clarke, the Company's then Chief Executive Officer. Since the Post-Effective Amendment was declared effective, the immediate time, attention and resources of management have been necessarily directed towards Registrant's operations and the offering covered by the Registration Statement. Accordingly, the Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 2000, could not be filed within the prescribed time period without unreasonable effort and expense. The Quarterly Report on Form 10-QSB for the period ended June 30, 2000, is the Company's first filing under the Securities and Exchange Act of 1934.

         In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Form 10-Q within 5 calendar days following the Form 10-QSB's prescribed due date.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

               Jim Tyner                  (805) 388-9004
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                 (Name)             (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or a portion thereof?

                                 [ ] Yes [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               TRAVELNSTORE, INC.
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                  (Name of registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2000                     By  /s/ JIM TYNER
                                              --------------------------------
                                              Jim Tyner, Chief Executive Officer


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).